Exhibit (a)(1)(h)

Corporate Contact:
Ioannis Zafirakis
Director, Interim Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES INCREASE IN TENDER OFFER PRICE FOR ITS SHARES OF COMMON STOCK AND
EXTENSION OF EXPIRATION DATE

ATHENS, GREECE, January 13, 2021 - Diana Shipping Inc. (NYSE: DSX) (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it is amending the terms of its previously announced cash tender offer (the “Tender Offer”) to purchase up to 6,000,000 shares of its outstanding common stock to increase the price at which it will purchase shares of common stock to $2.50 per share from $2.00 per share. The closing price of the Company’s common shares on January 12, 2021, the last full trading day prior to the Company’s announcement of its intention to increase the purchase price for the shares, was $2.35 per share. The closing price of the Company’s common shares on December 14, 2020, the last full trading day prior to the commencement of the Tender Offer, was $1.80. The number of common shares that the Company is offering to purchase remains unchanged at 6,000,000 shares, and the maximum aggregate size of the offering will increase from $12.0 million to $15.0 million.

In addition, the Company has extended the Expiration Date, so that the Tender Offer, the proration period and withdrawal rights will now expire at 5:00 p.m., Eastern Time, on Wednesday, January 27, 2021, unless further extended or earlier terminated.

Stockholders who have previously validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in response to this amendment to increase the purchase price and extend the Tender Offer, and if such shares are not withdrawn prior to the Expiration Date will receive the amended purchase price for their shares. The terms and conditions of the Tender Offer, prior to the amendment described in this press release, were set forth in the Company's "Offer to Purchase" and "Letter of Transmittal", each dated December 15, 2020, as amended on December 22, 2020, and the other related materials that the Company distributed to stockholders, which were filed with the Securities and Exchange Commission ("SEC") as exhibits to the Company's Schedule TO on December 15, 2020 (as amended by Amendment No. 1 to the Schedule TO dated December 22, 2020).

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Certain Information Regarding the Tender Offer

The information in this press release describing Diana Shipping Inc.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Diana Shipping Inc.’s common stock in the tender offer. The Offer is being made only pursuant to the Offer to Purchase and the related materials that Diana Shipping Inc. is distributing to its shareholders, as they may be amended or supplemented. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Offer. Shareholders of Diana Shipping Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Diana Shipping Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Georgeson LLC, the information agent for the tender offer, toll free at (800) 248-7690. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the Offer. Shareholders and investors who have questions or need assistance may call Georgeson LLC, the information agent for the Offer, toll free at (800) 248-7690. Parties outside the U.S. can reach the information agent at +1-781-575-2137.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.